                                                                EXHIBIT (C)(12)

                             EMPLOYMENT AGREEMENT

  THIS AGREEMENT, dated as of March 23, 1997, is between MDL Information Systems, Inc., a Delaware corporation ("Company") and Steven D. Goldby ("Employee").

                                   RECITALS

  1) In connection with the Agreement and Plan of Merger, dated as of March 23, 1997 ("Merger Agreement"), by and among Elsevier Science Inc. a New York corporation ("Parent"), Golden Gate Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Parent ("Purchaser"), and Company, pursuant to which Company shall become a wholly-owned subsidiary of Parent, Company desires to provide for the continued services of Employee, on its own behalf and on behalf of all existing and future Affiliated Companies (defined as any corporation or other business entity or entities that directly or indirectly control, are controlled by or are under common control with Parent), and Employee desires to continue in the employment of Company upon the terms and conditions set forth below.

  2) Employee and Company are parties to a letter agreement, dated February 28, 1996 (the "Change of Control Agreement"), attached hereto as Appendix A, which Company and Employee wish to continue as herein modified.

  ACCORDINGLY, THE PARTIES AGREE AS FOLLOWS:

  1. Period of Employment. Company hereby employs Employee to render services to Company in the position and with the duties and responsibilities described in Section 2 for the period (the "Period of Employment") commencing on the consummation of the Offer (as defined in the Merger Agreement) and ending upon the earlier of (i) three (3) years from such date (the "Term Date"), and (ii) the date the Period of Employment is terminated in accordance with Section 4. After the initial three-year Period of Employment, the Term Date shall automatically be extended in increments of one (1) year unless either party has given the other party written notice of non-renewal not less than six (6) months prior to the Term Date then in effect. Termination of this Agreement on the Term Date solely pursuant to a timely notice of non-renewal as described herein shall not entitle the Employee to benefits hereunder.

  2. Position, Duties, Responsibilities.

    (a) Position. Employee hereby accepts employment with Company as Chief Executive Officer (or in such other position(s) as the Board of Directors of Company (the "Board") shall designate) and shall report to the Board of Directors, unless changed by the Board. Employee agrees to devote his entire time, attention, energies and skills during usual business hours (and outside those hours when reasonably necessary to the performance of his duties hereunder) to the business and interests of Company during the Period of Employment; provided, that Employee shall be entitled to continue to serve on the Boards of Directors of Aspect Development, Inc., National Center of Genome Resources and such other boards of directors as the Board shall approve.

    (b) Other Services. Employee may be required in pursuance of his duties hereunder to perform services for any Affiliated Company but shall not be entitled to any additional compensation for such services. Employee shall obey all policies of Company and applicable policies of its Affiliated Companies.

  3. Compensation, Benefits, Expenses.

    (a) Salary. In consideration of the services to be rendered hereunder, including, without limitation, services to any Affiliated Company, Employee shall be paid an annual salary (the "Base Salary") of Three

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  Hundred Sixty Thousand Dollars ($360,000), payable at the time and pursuant to the procedures regularly established, and as they may be amended, by Company during the Period of Employment. Company shall review annually the Base Salary and in light of such review may, in the discretion of the Board, increase the Base Salary, taking into account Employee's responsibilities, inflation in the cost of living, increases in salaries of executives of Parent, Company, Affiliate Companies and other companies, performance by Employee and other pertinent factors.

    (b) Retention Bonus. Immediately following the consummation of the Offer, Company shall pay to Employee a retention bonus in the amount of $360,000.

    (c) Annual Bonus. During the Period of Employment, Employee shall be entitled to an annual bonus, which shall be determined for fiscal years 1998 and thereafter during the Period of Employment in a manner consistent with Company's incentive bonus program in effect before then Effective Time and which shall be paid not later than September 1 of each year. Under such program, Employee's target bonus percentage shall not be less than 60% of Employee's Base Salary. The percentage of Employee's target bonus amount that shall be payable hereunder shall be based upon the Company's achievement of target earnings for the applicable year, as follows:

      (i) If the Company achieves less than 80% of target earnings for the year, no annual bonus shall be payable to the Employee.

      (ii) If the Company achieves 80% of target earnings for the year, 50% of the target bonus amount shall be payable to the Employee.

      (iii) If the Company achieves 100% of target earnings for the year, 100% of the target bonus amount shall be payable to the Employee.

      (iv) If the Company achieves 120% or more of target earnings for the year, 150% of the target bonus amount shall be payable to the Employee.

      (v) If the Company achieves between 80% and 120% of target earnings for the year, the target bonus amount that shall be payable to the Employee shall be a pro rata amount based on the schedule set forth above.

    (d) Car Allowance. Employee shall be entitled to an automobile allowance of $15,000 per year during the Period of Employment, subject to withholding for taxes to the extent required.

    (e) Benefits; Expenses. Employee shall be entitled to such expense accounts, vacation time, sick leave, perquisites of office, fringe benefits, insurance coverage and other terms and conditions of employment as Company generally provides to its employees having rank and seniority at Company comparable to Employee, as the same may be changed from time to time.

    (f) Stock Options. Upon consummation of the Offer (as defined in the Merger Agreement), Employee held certain options to purchase Company's Common Stock (the "Options"). Pursuant to the Merger Agreement, those Options that are not yet exercisable as of the time of the consummation of the Offer (the "Unvested Options") shall be converted upon consummation of the Offer into a right to receive quarterly cash payments from Parent at the time when such Options otherwise would have become exercisable (the "Option Payments"). The foregoing notwithstanding, those Unvested Options that were granted on November 14, 1996, shall become exercisable in full upon consummation of the Offer and shall not be treated as Unvested Options. In the event of the death of Employee or if Employee shall become Totally Disabled (as defined in Section 4(b) below) during the Period of Employment, Employee's rights relating to all of his Option Payments shall automatically be accelerated and become immediately payable.

  4. Termination of Employment.

    (a) By Death. The Period of Employment shall terminate automatically upon the death of Employee. Company shall pay to Employee's beneficiaries or estate, as appropriate, the Base Salary to which he is

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  entitled through the end of the month in which death occurs. Thereafter,
  Company's obligations hereunder shall terminate. Nothing in this Subsection
  (a) shall affect any entitlement of Employee's heirs to the benefits of any life insurance plan.

    (b) By Disability. If, during the term of this Agreement, Employee should become Totally Disabled (as hereinafter defined), Company shall have the right, to the extent permitted by law, in its sole discretion, to terminate this Agreement and Employee's employment with Company, in which case Employee's Base Salary shall be paid up through the last day of the month in which it has been determined that Employee has become Totally Disabled. Nothing in this Subsection (b) shall affect Employee's rights under any disability plan in which he is a participant. For purposes hereof, Employee shall be considered "Totally Disabled" if (i) Employee is entitled to benefits under any long-term disability income plan applicable to Employee or (ii) Employee's physical and/or mental condition is such that Employee is unable to perform those duties Employee would otherwise be expected to continue to perform as an employee of Company, and Employee's non-performance of such duties can reasonably be expected to continue or does continue for not less than six (6) months. The determination that Employee is Totally Disabled shall be made in good faith by Company, whose determination shall be final and binding on Employee.

    (c) By Company for Cause. Company may terminate, without liability, the Period of Employment for Cause (as defined below) at any time and upon fifteen (15) days' advance written notice to Employee. Company shall pay Employee his Base Salary through the end of the notice period and thereafter Company's obligations hereunder shall terminate. Termination shall be for "Cause" if (i) Employee commits an act of fraud or embezzlement, which is to the detriment of Company, Parent or any Affiliated Company; (ii) Employee is convicted of a felony or other criminal act; (iii) Employee willfully fails to perform his employment duties (other than any such failure resulting from Employee's incapacity due to physical or mental illness) after a written demand for substantial performance is delivered to Employee by Company, which demand specifically identifies the manner in which Company believes that Employee has not substantially performed his duties; or (iv) Employee breaches any material term of this Agreement or Employee Confidentiality Agreement (as defined in Section 5 below), and, as to any such breach which is subject to cure, such failure or breach continues for a period of ten (10) days after Employee receives written notice of such breach from Company.

    (d) By Employee for Good Reason. Employee may terminate, without liability, the Period of Employment for Good Reason (as defined below) upon ten (10) days' advance written notice to Company. In the event of a termination by Employee of the Period of Employment for Good Reason pursuant to this Subsection (d), Employee shall be entitled to the Severance Benefits (as defined in Section 4(f) below) upon the terms provided in said Section 4(f), and, except as provided in Section 6 below, Company shall have no further obligations to Employee with respect to his employment relationship with Company following payment of the Severance Benefits. "Good Reason" shall exist in the event of (i) a change in Employee's position with Company which materially reduces Employee's level of responsibility or the nature of Employee's functions as set forth herein, (ii) a greater than ten percent (10%) reduction of Employee's level of compensation (including base salary, fringe benefits and participation in non-discretionary bonus programs under which awards are payable pursuant to objective financial or performance standards) or (c) a relocation of Employee's principal place of employment by more than thirty-five (35) miles, provided such that change, reduction or relocation is effected without Employee's written consent. During the ten (10) day notice period, Company shall have the right, but not the obligation, to take corrective action to reinstate Employee to such former position, responsibility, compensation level or location and terminate the right of Employee to terminate the Period of Employment pursuant to this Subsection (d) as a result of such prior change to Employee's position, responsibility, compensation level or location. Employee acknowledges that Company may be combined with or merged into Parent or any Affiliated Company and such merger or combination, including any changes in the entity to whom Employee reports thereafter, will not be deemed by itself to constitute Good Reason for purposes of this Subsection (d).


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    (e) At Will. At any time, Company may terminate, without liability, the
  Period of Employment for any reason, with or without cause, by giving thirty (30) days' advance written notice to Employee. In the event of a termination by Company of the Period of Employment pursuant to this Subsection (e), Employee shall be entitled to receive from Company the Severance Benefits upon the terms provided in Section 4(f) below, and, subject to Section 6 below, Company shall have no further obligations to Employee with respect to his employment relationship with Company following payment of the Severance Benefits. Employee hereby agrees that Company may dismiss him under this Subsection (e) without regard to (i) any general or specific policies (whether written or oral) of Company relating to the employment or termination of its employees or (ii) any statements made to Employee, whether made orally or contained in any document, pertaining to Employee's relationship with Company.

    (f) Severance Benefits. To the extent that Employee shall be entitled to receive Severance Benefits pursuant to Section 4(d) or 4(e) hereof, Company and Employee agree that the following shall apply:

      (i) "Severance Benefits" shall mean: (A) a continuation of Employee's then effective salary as payable pursuant to Section 3(a) hereof during the Severance Period (as defined below); (B) payment of any bonus payable to Employee pursuant to Section 3(c) hereof, calculated based on the full Company bonus payable thereunder (subject to attainment by Company of any objective financial or performance standards applicable to Company) and prorated for any period during the Severance Period that is less than the full twelve (12) month period in which such bonus would be earned; (C) immediate vesting and payment of any Option Payments; and (D) continuation during the Severance Period of any medical/dental care coverage (or the reasonable equivalent thereof) which Employee is receiving as of the date of termination of the Period of Employment, provided that such insurance coverage shall terminate prior to the expiration of the Severance Period as of the first date that Employee is covered under another employer's health benefit program which provides substantially the same level of benefits without exclusion for pre-existing medical conditions. Such coverage shall be in lieu of any other continued health care coverage to which Employee or his dependents would otherwise be entitled in accordance with the requirements of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended ("COBRA"), by reason of Employee's termination of employment.

      (ii) "Severance Period" shall mean a period of twenty-four (24) months following the termination of the Period of Employment pursuant to Section 4(d) or 4(e) hereof.

      (iii) Company shall be entitled to a credit for any amounts paid pursuant to Part One, Paragraph 1 of the Change of Control Agreement for any amounts payable pursuant to Paragraph (i)(A) and (i)(B) above as part of any Severance Benefits payable hereunder.

      (iv) Except as provided in Section 6 below, the Severance Benefits shall be received by Employee in lieu of any other right Employee may have under applicable law, Company or Parent policies or plans or otherwise with respect to any payments or compensation in connection with the termination of Employee's employment with Company.

      (v) Employee agrees that payment of the Severance Benefits may, in the discretion of the Company, be subject to the prior execution by the Employee of a release of claims in a form provided by the Company prior to any such payment and that payment of the Severance Benefits shall be consideration for such release.

    (g) Termination Obligations.

      (i) Employee hereby acknowledges and agrees that all personal property, including, without limitation, all books, manuals, records, reports, notes, contracts, lists, blueprints and other documents or materials, or copies thereof, and equipment furnished to or prepared by Employee in the course of or incident to his employment pertaining to Proprietary Information (as defined in the Employee Confidentiality Agreement), belong to Company and shall be promptly returned to Company upon termination of the Period of Employment. Following termination, Employee will not retain any written or other tangible material containing any Proprietary Information.

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      (ii) Upon termination of the Period of Employment, Employee shall be deemed to have resigned from all offices and directorships then held with Company, Parent or any Affiliated Company.

      (iii) Employee's obligations under this Subsection (g) and under Sections 5, 6, and 7 shall survive termination of the Period of Employment and the expiration of this Agreement.

  5. Proprietary Information. During the term of this Agreement and thereafter, Employee agrees to remain bound by the terms of that certain employee confidentiality agreement to which he is presently bound (the "Employee Confidentiality Agreement").

  6. Change of Control Agreement. Company and Employee acknowledge and agree that the Change of Control Agreement shall remain in full force and effect in accordance with its terms, subject to the following amendments:

    (a) Any payments made by Company pursuant to Part One, Paragraph 1 thereof shall be credited against any Severance Benefits payable hereunder;

    (b) Compliance by Company with Part One, Paragraph 2 of the Change of Control Agreement shall be deemed to be full performance by Company of its duties to provide equivalent benefits to Employee as part of the Severance Benefits for any periods in which Company shall be complying with said Paragraph 2; and

    (c) For purposes of Subparagraph (ii) of the definition of "Involuntary Termination," any change in position or compensation referenced therein shall be defined to be with reference to the position referenced in Section 1(a) hereof and the compensation referenced in Section 3(a), 3(c) and 3(d) hereof.

    (d) Company acknowledges and agrees that the transactions contemplated by the Merger Agreement constitute a Change in Control (as defined in Part Two of the Change of Control Agreement) for purposes of the Change of Control Agreement, and Employee acknowledges and agrees that any subsequent Change in Control as to Company shall not be deemed to give rise to any further rights in favor of Employee thereunder.

    (e) Employee acknowledges and agrees that, to the extent payments are to be made to Employee pursuant to the Change of Control Agreement, that such payments shall be received by Employee in lieu of any payments under any severance plan or policy of Company or Parent.

  7. Non-Competition. Employee agrees that the restrictions contained in Part One, Paragraph 4 of the Change of Control Agreement shall apply, in addition to the period specified in said Paragraph 4, for a period commencing as of the consummation of the Offer and ending upon the later of (i) two (2) years from the consummation of the Offer or (ii) the expiration of the period in which Employee shall be entitled to Severance Benefits pursuant to Section 4(f) hereof.

  The parties acknowledge and agree that (i) the obligations of Employee set forth in this Section 7 are entered into in connection with the acquisition of Company as contemplated by the Merger Agreement and, as such, shall be governed by California Business and Professions Code Section 16601 to the exclusion of California Business and Professions Code 16600; and (ii) the duration and geographic scope of the non-competition provision set forth in this Section 7 is fair and reasonable and such provision is reasonably required for the protection of Company.

  8. Assignment; Successors and Assigns.

  Employee agrees that he will not assign, sell, transfer, delegate or otherwise dispose of, whether voluntarily or involuntarily, or by operation of law, any rights or obligations under this Agreement, nor shall Employee's rights be subject to encumbrance or the claims of creditors. Any purported assignment, transfer, or delegation shall be null and void. Nothing in this Agreement shall prevent the consolidation of Company with, or its merger into, any other corporation, or the sale by Company of all or substantially all of its properties or assets, or the assignment by Company of this Agreement and the performance of its obligations hereunder to any successor in

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interest or the Parent or any Affiliated Company. Subject to the foregoing, this Agreement shall be binding upon and shall inure to the benefit of the parties and their respective heirs, legal representatives, successors, and permitted assigns, and shall not benefit any person or entity other than those enumerated above.

  9. Notices. All notices or other communications required or permitted hereunder shall be made in writing and shall be deemed to have been duly given if delivered by hand or mailed, postage prepaid, by certified or registered mail, return receipt requested, and addressed to Company at:

      MDL Information Systems, Inc.
      14600 Catalina Street
      San Leandro, CA 94577

or to Employee at:

      Steven D. Goldby
      180 Stockbridge Avenue
      Atherton, CA 94027

  Notice of change of address shall be effective only when done in accordance with this Section 9.

  10. Entire Agreement. The terms of this Agreement are intended by the parties to be the final expression of their agreement with respect to the employment of Employee by Company, and may not be contradicted by evidence of any prior or contemporaneous agreement. The parties further intend that this Agreement shall constitute the complete and exclusive statement of its terms and that no extrinsic evidence whatsoever may be introduced in any judicial, administrative, or other legal proceeding involving this Agreement.

  11. Amendments; Waivers. This Agreement may not be modified, amended, or terminated, except by an instrument in writing, signed by Employee and by a duly authorized representative of Company, other than Employee. By an instrument in writing similarly executed, either party may waive compliance by the other party with any provision of this Agreement that such other party was or is obligated to comply with or perform, provided, however, that such waiver shall not operate as a waiver of, or estoppel with respect to, any other or subsequent failure. No failure to exercise and no delay in exercising any right, remedy, or power hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any right, remedy, or power hereunder preclude any other or further exercise thereof, or the exercise of any other right, remedy, or power provided herein or by law or in equity.

  12. Severability; Enforcement. If any provision of this Agreement, or the application thereof to any person, place, or circumstance, shall be held by a court of competent jurisdiction to be invalid, unenforceable, or void, the remainder of this Agreement and such provisions, as applied to other persons, places and circumstances shall remain in full force and effect. It is the intention of the parties that the covenants contained in Section 7 shall be enforced to the greatest extent (but to no greater extent) in time, area, and degree of participation as is permitted by the law of that jurisdiction whose law is found to be applicable to any acts allegedly in breach of these covenants. It being the purpose of this Agreement to govern competition by Employee in the United States and in every other country in which Company is then conducting its business, these covenants shall be governed by and construed according to that law (from among those jurisdictions arguably applicable to this Agreement and those in which a breach of this Agreement is alleged to have occurred or to be threatened) which best gives them effect.

  13. Governing Law. Subject to Section 12, the validity, interpretation, enforceability, and performance of this Agreement shall be governed by, and construed in accordance with, the law of the State of California.

  14. Employee Acknowledgment. Employee acknowledges (i) that he has consulted with or has had the opportunity to consult with counsel concerning this Agreement, and has been advised to do so by Company, and

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(ii) that he has read and understands the Agreement, is fully aware of its legal effect and has entered into it freely based upon his own judgment.

  15. Opportunity to Cure. Except as provided in Section 16 hereof, it shall be a condition to the assertion by either party that the other party has breached its obligations under this Agreement that the party alleging such breach shall have given written notice of such breach to the other, and that, if such breach is reasonably susceptible of being cured, the breaching party shall have had the opportunity for a reasonable period, not in excess of thirty (30) days, to cure such breach.

  16. Remedies. The parties agree that in the event of any breach or threatened breach of any of the covenants in Section 7, the damage or imminent damage to the value and the goodwill of Company's business will be irreparable and extremely difficult to estimate, making any remedy at law or in damages inadequate. Accordingly, the parties agree that Company shall be entitled to injunctive relief against Employee in the event of any breach or threatened breach of any such provisions by Employee, in addition to any other relief (including damages) available to Company under this Agreement or under law.

  17. Arbitration. Except as provided in Section 16 above, any dispute or disagreement between the parties under this Agreement that is not settled within thirty (30) days (or such longer period as may be mutually agreed upon) from the date a party gives notice to the other in writing specifying such dispute or disagreement, including, without limitation, any issue as to the arbitrability of such dispute or disagreement, shall be settled by arbitration before a single arbitrator selected by the parties in Oakland, California, who shall be directed to follow the Commercial Arbitration Rules of the American Arbitration Association, as in effect on the date that such notice is given. Any decision of the arbitrator appointed and acting pursuant to this Section 17 shall be final and binding upon the parties and judgment may be entered thereon, upon the application of either party, by any court having competent jurisdiction. The arbitrator may also award reasonable attorney's fees and the costs of the arbitration to the prevailing party. This Section 17 shall not preclude either party from seeking a temporary restraining order, preliminary injunction or other temporary injunctive relief to prevent an anticipatory or continuing breach of this Agreement. Employee understands that each party's promise to resolve claims by arbitration in accordance with the provisions of this Agreement, rather than through the courts, is consideration for other party's like promise. Employee further understands that he is offered employment in consideration of his promise to arbitrate claims. This Arbitration clause constitutes a waiver of employee's right to a jury trial and relates to the resolution of all disputes relating to all aspects of the employer/employee relationship, including, but not limited to, the following claims:

    (a) any and all claims for wrongful discharge of employment; breach of contract, both express and implied; breach of the covenant of good faith and fair dealing, both express and implied; negligent or intentional infliction of emotional distress; negligent or intentional misrepresentation; negligent or intentional interference with contract or prospective economic advantage; and defamation;

    (b) any and all claims for violation of any federal, state or municipal statute, including, but not limited to, Title VII of the Civil Rights Act of 1964, the Civil Rights Act of 1991, the Age Discrimination in Employment Act of 1967, the Americans with Disabilities Act of 1990, the Fair Labor Standards Act, the California Fair Employment and Housing Act, and Labor Code Section 201, et seq.;

    (c) any and all claims arising out of any other laws and regulations relating to employment or employment discrimination.

  NOTWITHSTANDING ANYTHING HEREIN TO THE CONTRARY, THIS AGREEMENT SHALL BE VALID AND OF LEGAL EFFECT, IF AND ONLY IF, THE OFFER IS CONSUMMATED (AS DEFINED IN THE MERGER AGREEMENT). ANY ATTEMPT TO ENFORCE ANY PROVISION OF THIS AGREEMENT WITHOUT THE SATISFACTION OF THE FOREGOING CONDITION SHALL BE NULL AND VOID.


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  IN WITNESS WHEREOF, the parties have duly signed this Agreement the day and year first written above.

                                          MDL Information Systems

                                          By /s/ Thomas D. Jones
                                            -----------------------------------
                                            NAME : THOMAS D. JONES TITLE:
                                            CHIEF OPERATING OFFICER

                                          STEVEN D. GOLDBY

                                             /s/ Steven D. Goldby
                                            -----------------------------------

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